Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

April 30, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Chesapeake Energy Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2012
File No. 1-13726

Ladies and Gentlemen:

This letter sets forth the responses of Chesapeake Energy Corporation to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated April 27, 2012.  We have repeated below the Staff's comments in bold and followed each comment with the Company's response.

Preliminary Proxy Statement on Schedule 14A

Corporate Governance

Board of Directors

Code of Business Conduct and Ethics, page 5

1.
We note that the Code of Business Conduct and Ethics on your website indicates amendment(s) made on March 1, 2012 but no Form 8-K was filed. Please refer to Item 5.05 of Form 8-K and Item 406(d) of Regulation S-K, and advise us as to how you complied with the disclosure requirements relating to amendments to the code of ethics.

Response:   In accordance with Item 406(d) of Regulation S-K and Item 5.05 of Form 8-K, the Company posted its amended Code of Business Conduct and Ethics (the "Code") on its website within four business days after the amendment of the Code.  The Company previously had disclosed in its definitive proxy statement for the 2011 Annual Meeting of Shareholders, which was incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the last full annual report available prior to the amendment of the Code) pursuant to General Instruction G(3) to Form 10-K, the Company's Internet address and intention to provide disclosure of amendments to the Code in this manner.  Disclosure included or incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2011 also will provide the Company's Internet address and intention to provide disclosure of amendments to the Code on its website, as set forth on page 5 of the Company's preliminary proxy statement on Schedule 14A filed on April 20, 2012.

Transactions with Related Persons, page 13

Founder Well Participation Program, page 14

2.
We note your disclosure on page 15 concerning the concurrent sales of Mr. McClendon’s FWPP interests and the company’s interests in the same properties. To the extent that there were any such sales in prior years, confirm that you provided all required disclosure, or amend your Forms 10-K for the applicable years to provide all disclosure that Item 404 of Regulation S-K requires. In addition, if you did not provide all required disclosure, explain to us whether or not you need to revise your conclusions concerning your disclosure controls and procedures for such prior periods.

Response:   We believe our prior year filings have included all disclosure about the FWPP required by Item 404 of Regulation S-K.  The Company does not view disclosure about transactions in which Mr. McClendon sold his FWPP interests separately and concurrently with sales by the Company of its interests in the same properties (“Concurrent Sales”) as information that is specifically required by Item 404 to describe the FWPP or as other information that is material to an investor’s understanding of the program.  The Company believes its historical disclosures have properly described how the FWPP works, its purpose and amounts involved (FWPP revenues, lease operating expenses and capital expenditures).  Concurrent Sales involve sales of Mr. McClendon’s personal assets that happen to have been acquired through the FWPP.

While Concurrent Sales are made in conjunction with Company property sales, they are not transactions between the Company and Mr. McClendon, and the Company has not been a purchaser of Mr. McClendon’s FWPP interests.  We acknowledge that Item 404 requires disclosure of any transaction in which a company was a participant and in which a related person had or will have a direct or indirect material interest but believe it is not applicable to Concurrent Sales.  The 2006 adopting release amending Item 404 explained the purpose of changing the test of company involvement from being a “party” to a transaction to being a “participant” in a transaction as follows:

The purpose of this change is to more accurately connote the company’s involvement in a transaction by clarifying that being a “participant” encompasses situations where the company benefits from a transaction but is not technically a contractual “party” to the transaction.  For example, disclosure would be required if a company benefits from a transaction with a related person that the company has arranged and in which it participates, notwithstanding the fact that it is not a party to a contract.

In the case of Concurrent Sales, the Company has not benefitted from Mr. McClendon’s sale of his FWPP interests.  Rather, Concurrent Sales occur on the same terms as the Company’s sales in the same properties, and the proceeds related to the properties are paid to each of Mr. McClendon and the Company based on their respective ownership interests.  While a purchaser seeking to engage in an acquisition transaction with the Company, particularly a significant transaction, may wish to include FWPP interests in the same target properties to increase the deal size, we do not believe that exclusion of FWPP interests would create an impediment to our ability to sell the Company’s interests.  For administrative ease, certain transactions have been documented in a single purchase and sale agreement, but this arrangement has conferred no benefit on the Company.  The Company’s disclosures have been very clear that Mr. McClendon’s FWPP interests are his personal assets and are separate and distinct from the Company’s interest in its oil and gas properties and other assets.

In its 2012 preliminary proxy statement, in order to provide investors more information about the benefit Mr. McClendon has received as a result of his participation in the FWPP, the Company has added disclosure about Concurrent Sales transactions in 2011 and 2012.  Specifically, the Company intends to voluntarily expand the historical disclosure it has provided on the FWPP to include the following:

Since January 1, 2011 through April 26, 2012, Mr. McClendon advises that he realized approximately $108.6 million from such [Concurrent Sales] and paid approximately $550,000 of deal costs.

We note that 98% of such Concurrent Sales proceeds related to one transaction referred to in the 2011 proxy statement:  the sale of FWPP interests alongside the sale of the Company’s Fayetteville Shale assets completed on March 31, 2011.  This was a significant divestiture for Chesapeake resulting in proceeds to it of approximately $4.65 billion, as described in its current report on Form 8-K under Item 2.01 and 9.01 filed on April 5, 2011 and in subsequent filings.  The 2011 proxy statement advised investors that Mr. McClendon had engaged in a Concurrent Sale in this transaction to provide additional transparency about the FWPP interests.  Including more specific information in the 2012 proxy statement only serves to supplement what the Company believes are compliant disclosures about the FWPP.

The Company and Mr. McClendon understand that there is currently intense public interest in all aspects of the FWPP.  Following consultation with the Company's Board of Directors, Mr. McClendon voluntarily disclosed personal information related to FWPP interests in a separate statement released publicly and filed such information with the SEC pursuant to Rule 14a-12 of the proxy rules on April 26, 2012.  The Company’s planned additional disclosure included above mirrors the asset sale disclosures made by Mr. McClendon in that release.

Finally, because the Company believes that disclosure of specific Concurrent Sales is not required by Item 404 and that the description of the FWPP in its 2012 preliminary proxy statement and proxy statements for prior years has provided the information about the FWPP required by Item 404, we have determined that we do not need to revise our conclusions concerning the Company’s disclosure controls and procedures for any prior period.

3.
Item 404(a)(6) of Regulation S-K requires disclosure of any other information regarding the related party transactions that is material to investors. Accordingly, please disclose whether the audit committee complied with the provisions of its charter regarding Mr. McClendon’s sales of his FWPP interests in concurrent sales by the Company of its interests in the same properties. Alternatively, explain why such disclosure is not required.

Response:   The Charter of the Audit Committee of the Board requires it to review insider or affiliated party transactions or courses of dealing.  Even though the FWPP is administered and interpreted by the Compensation Committee of the Board of Directors, not the Audit Committee, as disclosed in the 2012 preliminary proxy statement and proxy statements for prior years, the Audit Committee is regularly apprised about various aspects of the program.  Because Concurrent Sales occur on the same terms as the Company’s sales in the same properties and the proceeds related to the properties are paid to each of Mr. McClendon and the Company based on their respective ownership interests, the Company believes the Audit Committee has complied with the provisions of its Charter regarding Concurrent Sales and therefore disclosure pursuant to Item 404(a)(6) of Regulation S-K is not required.

Executive Compensation

Stock Ownership

Prohibition of Margining and Derivative or Speculative Transactions, page 29

4.
We note your statement that “Our Insider Trading Policy prohibits margining and derivative or speculative trading involving Company stock in aggregate amounts up to the level set according to each named executive officer’s minimum stock ownership guideline.” Please clarify how the prohibition on margining and derivative or speculative trading relates to the minimum stock ownership guideline. For example, clarify whether this provision permits certain amounts of margining and derivative or speculative trading in company stock, and how large these amounts could be.

Response:   The Company's Insider Trading Policy prohibits margining and derivative or speculative trading by the named executive officers relating to shares of the Company's common stock necessary to satisfy their respective minimum stock ownership guidelines set forth under "Stock Ownership--Minimum Stock Ownership Guidelines" on page 29 of the preliminary proxy statement.  For example, an officer required to own a minimum of 10,000 shares of common stock would be prohibited from trading in puts, calls, covered calls or other derivative products relating to such shares, but not with respect to shares in excess of such required amount.  The Company will add such an example in its definitive proxy statement to clarify the effects of this prohibition.  The Company believes its policy ensures that the minimum stock ownership levels are effective in aligning each officer's interests with those of the Company's shareholders, as stated on page 29, and does not believe that an outright prohibition with respect to an executive’s stock holdings in excess of his or her minimum stock ownership level is necessary to achieve such alignment.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call me at (405) 935-9225, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.  For any future written correspondence sent by email, please use the following addresses:  jennifer.grigsby @chk.com and connie.stamets@bgllp.com.  We propose having a telephone conference with the Staff as soon as convenient after you have had an opportunity to review our responses in this letter.  Because we are unable to file our definitive proxy statement today, we are filing an amendment to our 2011 Form 10-K in order to add Part III information to the Form 10-K.  As we indicated in our telephone conference on April 27, 2012, we will need to file the definitive proxy statement in the next few days in order to maintain our printing and mailing schedule for the annual meeting scheduled to occur on June 8, 2012.  Accordingly, we would greatly appreciate the Staff expediting its review as much as possible.

As you requested in the comment letter, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ JENNIFER M. GRIGSBY
Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary

cc: David A. Katz, Wachtell, Lipton, Rosen & Katz